S

20003823

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-49296

SEC Mail Processing
FEB 28 2020
Washington, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ohio National Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Way
(No. and Street)

Cincinnati	Ohio	45242
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Teresa R. Cooper — (513) 794-6162 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

191 West Nationwide Boulevard, Suite 500	Columbus	Ohio	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Thomas J. DeGaetano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ohio National Equities, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

Teresa R Cooper
Notary Public
In and For the State of Ohio
My Commission Expires
21 November 2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

One Financial Way
Cincinnati, Ohio 45242

Post Office Box 5308
Cincinnati, Ohio 45201-5308

Marketing Desk: 888.744.7355
Customer Service: 888.925.6446
Fax: 513.794.4625

Ohio National Equities, Inc.

Member FINRA

February 27, 2020

Re: Ohio National Equities, Inc. (CRD #41081)
12/31/19 Audited Financial Statement Filing

Pursuant to regulatory requirements, please find enclosed 12/31/19 audited financial statements for Ohio National Equities, Inc.

Please call me if you need additional information.

Sincerely,

Teresa R. Cooper
AVP, Financial Controller Group
513-794-6162

OHIO NATIONAL EQUITIES, INC.

(A Wholly Owned Subsidiary of
The Ohio National Life Insurance Company)

Financial Statements and Schedules

December 31, 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

OHIO NATIONAL EQUITIES, INC.
(A Wholly Owned Subsidiary of
The Ohio National Life Insurance Company)

Table of Contents

KPMG

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

The Stockholder and Board of Directors
Ohio National Equities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ohio National Equities, Inc. (the Company) as of December 31, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

KPMG

Accompanying Supplemental Information

The supplemental information contained in Schedules 1, 2, and 3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules 1, 2, and 3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 1996.

Columbus, Ohio
February 25, 2020

OHIO NATIONAL EQUITIES, INC.

(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Statement of Financial Condition

As of December 31, 2019

Assets

Cash	$	2,803,374
Accounts receivable from affiliates, net (note 3)		33,715
Prepaid state income taxes		11,691
Other assets		5,014
Total assets	$	2,853,794
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	38,175
Payable to affiliate, net (note 3)		2,540
Commissions payable (note 3)		1,433,042
Federal income taxes payable (note 2)		28,918
Total liabilities		1,502,675
Stockholder's equity (note 4):		
Common stock, without par value. Authorized 10,000 shares; issued and outstanding 3,300 shares at stated value of $10 per share		33,000
Additional paid-in capital		9,397,000
Retained deficit		(8,078,881)
Total stockholder's equity		1,351,119
Total liabilities and stockholder's equity	$	2,853,794

See accompanying notes to financial statements.

OHIO NATIONAL EQUITIES, INC.

(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Statement of Operations

For the Year Ended December 31, 2019

Revenues		
Commmission Loss		$ (21,799)
Expenses		
Employee compensation and benefits	2,021	
Service contract (note 3)	209,511	
Regulatory fees and expenses	300,050	
General expenses	133,622	
Total Expenses		645,204
Loss before income taxes		(667,003)
Income taxes (note 2)		
Current (benefit) expense	(26,036)	
Deferred expense	12,633	
Total income taxes		(13,403)
Net loss		$ (653,600)

See accompanying notes to financial statements.

OHIO NATIONAL EQUITIES, INC.

(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Statement of Changes in Stockholder's Equity

As of December 31, 2019

		Common stock	Additional paid-in capital	Retained deficit	Total stockholder's equity
Balance at December 31, 2018	$	33,000	9,397,000	(7,425,281)	2,004,719
Net loss		—	—	(653,600)	(653,600)
Balance at December 31, 2019	$	33,000	9,397,000	(8,078,881)	1,351,119

See accompanying notes to financial statements.

OHIO NATIONAL EQUITIES, INC.
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2019

Cash flows from operating activities:		
Net loss	$	(653,600)
Adjustments to reconcile net income to net cash used in operating activities:		
Decrease in deferred tax asset (non cash)		12,633
Increase in accounts receivable from affiliates		(11,386)
Decrease in income taxes receivable		126,144
Decrease in other assets		5,565
Decrease in accounts payable and accrued expenses		(505,695)
Net cash used in operating activities		(1,026,339)
Decrease in cash		(1,026,339)
Cash at beginning of year		3,829,712
Cash at end of year	$	2,803,374
Federal income tax received from The Ohio National Life Insurance Company	$	52,331

See accompanying notes to financial statements.

(1) General Information and Significant Accounting Policies

Ohio National Equities, Inc. (the "Company" or "ONEQ") was incorporated in Ohio in 1996. The Company commenced operations in August of 1997. The Company, which is a wholly owned subsidiary of The Ohio National Life Insurance Company ("ONLIC"), is registered as a wholesale broker and dealer under the Securities and Exchange Commission ("SEC") Act of 1934 and is a member of the Financial Industry Regulation Authority. The Company has claimed exemption under the Customer Protection Rule, SEC Rule 15c3-3, Section k(1) which limits the Company to transactions in certain redeemable securities of registered investment companies or insurance products and allows the Company to briefly handle customer funds and/or securities, but requires such funds or securities to be transmitted promptly.

Effective September 15, 2018, ONLIC no longer accepts new applications for annuities or new retirement plans, while continuing to service and support existing clients in both product lines. Commissions are paid for additional payments made to existing contracts. Remaining trail commissions are reimbursable by ONLIC, and therefore, have no overall financial impact to the Company.

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the reporting period to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Actual results could differ from those estimates.

Effective January 1, 2018, the Company adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This guidance outlines a single, comprehensive model for accounting for revenue from contracts with customers and applies primarily to commissions, advisory fees and sales loads. The adoption of this guidance did not have a material impact on the Company's financial statements.

Effective January 1, 2019, the Company adopted ASU 2019-01, *Leases (Topic 842): Codification Improvements* (March 2019), ASU 2018-20, *Leases (Topic 842): Narrow Scope Improvements for* Lessors (December 2018), ASU 2018-11, *Leases (Topic 842): Targeted* Improvements (July 2018), and ASU 2016-02, *Leases (Topic 842)*. This guidance requires lessees to recognize a lease liability measured on a discounted basis and a right-of-use asset for the lease term. Under this guidance, lessor accounting is largely unchanged except to align lessor accounting with the lease accounting model and ASC Topic 606, *Revenue from Contracts with Customers*, and thus the accounting for sale and leaseback transactions has been simplified. The adoption of this guidance had no impact to the Company's financial statements or financial statement disclosures.

In June 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments. The guidance introduces a new approach for recognizing credit losses on financial instruments based on an estimate of current expected credit losses. It also modifies the impairment model for available-for-sale debt

(Continued)

securities and provides for a simplified accounting model for purchased financial assets with credit deterioration since their origination. The Company will adopt the ASU and related amendments for annual periods beginning January 1, 2020. After consideration of existing and new guidance for allowance valuation, the Company does not anticipate a material impact on the financial statements.

The Company has entered into arrangements to sell variable life insurance contracts on behalf of Ohio National Life Assurance Corp ("ONLAC"), an affiliate, and variable annuity contracts and fixed annuity contracts on behalf of ONLIC and National Security Life and Annuity Company ("NSLAC"), an affiliate, the O.N. Equity Sales Company ("ONESCO"), an affiliate and to unrelated third party broker dealers, through underwriting agreements with ONLAC, ONLIC, and NSLAC. NSLAC also reimburses the Company for the expenses incurred by the Company for the distribution of the NSLAC products.

The underwriting agreements establish the amounts due to the Company from ONLAC, ONLIC, and NSLAC. Related revenue, which is based on agreed upon commission rates, is recognized when the Company's performance obligation is satisfied. For fees paid up front, the Company believes that its performance obligation is the sale of the contract and as such, is fulfilled on the trade date. Certain variable commission revenue is considered constrained within ASC 606, as it is dependent on the account value at future points in time as well as the length of time and whether the policy remains in force, all of which are highly susceptible to factors outside the Company's influence. The constraint is overcome when the account value and investor activities are known, usually monthly, at which point the revenue is recognized. The Company has no remaining performance obligations to satisfy related to revenue from contracts with customers as of December 31, 2019. See Note 3 concerning related-party transactions.

Service contract expense is recognized ratably over the year based on annual cost models for direct and indirect costs related to services performed. ONEQ has service contract agreements with ONLIC, ONFS and ONESCO. ONEQ is billed from ONLIC for legal and professional services, data processing services, and other administrative services. The Company is billed from ONFS for services, office space, equipment and materials necessary to the operation of the business. ONEQ is billed from ONESCO for services and support including contracting and licensing, marketing, compliance and training support. The expenses related to the service contract agreements are reviewed quarterly with appropriate Management for reasonableness and approval.

Employee compensation, regulatory fees, travel and entertainment, printing and prospectuses and general expenses are recognized as they are incurred by the Company.

The carrying amounts of financial assets and liabilities approximate fair value. The amounts shown for receivables represent their estimated future realizable balances. The receivables are short-term in nature, with substantially all balances expected to be received within a one month period. No recovery allowance is considered necessary for any of the receivable balances.

Comprehensive income includes net income (loss) as well as certain items that are reported directly within a separate component of stockholder's equity that are excluded from net income (loss). Currently, net income (loss) is the Company's only component of comprehensive income.

(2) Income Taxes

The Company files a consolidated federal income tax return with its parent company, ONLIC. The method of allocation between companies is subject to a written agreement. Allocations are based upon separate return calculations with current credit for net losses. Intercompany tax balances are settled monthly.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized. As of December 31, 2019, there is no federal deferred tax asset. For state purposes, a valuation allowance is needed as of December 31, 2019, as it is more likely than not that the state deferred tax assets will not be realized. In recognition of this risk, we have provided a valuation allowance of $314,656 on the state deferred tax assets.

The Company provides for federal and state income taxes based on amounts it believes it will owe in accordance with FASB Accounting Standards Codification ("ASC") 740-10, *Income Taxes – Recognition*. This guidance addresses the accounting and disclosure of uncertain tax positions. This guidance also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The difference between the tax benefit recognized in the financial statements for a position in accordance with this guidance and the tax benefit claimed in the tax return is referred to as an unrecognized tax benefit. As of December 31, 2019, there are no reserves for uncertain tax positions.

Total income tax expense for the year ended December 31, 2019 differs from the amount computed by applying the U.S. federal income tax rate of 21% to income before federal income tax expense as follows:

		Amount	Percentage
Computed (expected) tax benefit	$	(140,071)	21.00 %
Transfer pricing		119,821	(17.96)
State tax, net of federal income tax benefit		7,059	(1.06)
Other		(212)	0.03
Total benefit and effective rate	$	(13,403)	2.01 %

(3) Related-Party Transactions

The Company has service contract agreements with ONLIC, ONFS and ONESCO, and an underwriting agreement with NSLAC. The Company is billed from ONLIC for legal and professional services, data processing services, and other administrative services. The Company is billed from ONFS for services, office space, equipment and materials necessary to the operation of the Company's business. The Company is billed from ONESCO for services and support including contracting and licensing, marketing, compliance and training support. The Company bills NSLAC for employee benefit chargebacks, which reduce the service contracts expenses. There is no assurance that these costs would be similar if the Company had to obtain such services and support on its own. The Company had no payable due to ONLIC, ONESCO or NSLAC related to these service contracts as of December 31, 2019.

The service contract expense of $209,511 for the year ended December 31 comprised services expenses from ONLIC.

Under the terms of the service contract agreement between the Company and ONLIC, the Company bills ONLIC on a monthly basis for reimbursement of employee compensation and benefits expense for payroll services provided to ONLIC. The reimbursement is for retirement plan service sales force/wholesalers who sell certain ONLIC products to which the Company is not a party and for which the Company does not record any associated revenue. The reimbursement offsets the expense recorded and thus there is no income statement impact as a result of the arrangement. At December 31, 2019, the Company had no receivable from affiliate and total benefits received for 2019 were $382 related to this arrangement.

The Company has a distribution and underwriting agreement with ONLIC to distribute variable and fixed annuity contracts and with ONLAC to distribute variable universal life contracts. In connection with the sale of these contracts, the Company records commission revenue, marketing allowance expenses paid to the distributors related to the sale or marketing of the contracts, printing and distribution of prospectuses, and other expenses incurred with the distribution/sale of the contracts. ONLIC reimburses the Company for any asset based marketing allowance expense and printing and prospectus expenses with respect to the contracts beginning the second year after issuance. The amount owed to the Company from ONLIC as of December 31, 2019 was $15,266. The Company is also reimbursed by NSLAC for expenses related to distributing variable annuity and variable universal life

contracts issued by NSLAC, per the underwriting agreement. The amount owed to the Company from NSLAC as of December 31, 2019 was $18,449.

The affiliated amounts owed by the Company as of December 31 were as follows, which are shown on the face of the statement of financial condition:

		2019
ONESCO asset based and sales based marketing allowance expense	$	1,514
ONLIC asset based marketing allowance reimbursement		(1,267)
Other reimbursements due ONLAC/ONFS		2,293
Total accounts payable to affiliates, net	$	2,540

The unaffiliated accounts payable due to the distributors related to the sale or marketing of the contracts was $1,433,042 as of December 31, 2019.

With the adoption of ASU 2014-09, Revenue from Contracts with Customers (Topic 606), the Company records intercompany revenue from affiliates and related commissions expense net. During 2019, sales of these contracts resulted in net revenue as follows as of December 31:

		2019		
Revenues:				
Commissions			$	-
Direct cost of revenues:				
Commission expense	$	-		
Asset based and sales based marketing allowance expense		5,405,234		
Asset based marketing allowance expense reimbursement		(5,383,435)		21,799
Net expense			$	(21,799)

Of the total asset based and sales based marketing allowance expense reported above, $415,305 was paid to ONESCO as of December 31, 2019 for marketing support services related to the sale and distribution of ONLIC annuity contracts, per a selling agreement with ONEQ. The amount owed by ONESCO to ONEQ as of December 31, 2019 was $1,514. As a result of ONLIC no longer accepting applications for annuities or new retirement plans as discussed above, the Company's intercompany payable related to the marketing support and the underwriting agreement with ONESCO has been significantly reduced.

(4) Net Capital Requirement

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1 or the "Rule"). Under the computation provided

by the Rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 1/15 of "aggregate indebtedness," as those terms are defined in the Rule. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had a minimum capital requirement of $100,178, and "aggregate indebtedness" and "net capital" of $1,502,675 and $1,300,699, respectively, and ratio of aggregate indebtedness to net capital of 1.16 to 1.

(5) Contingencies

The Company is a defendant in various claims and legal actions arising in the ordinary course of business. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's financial position. The Company establishes liabilities for litigation and regulatory loss contingencies when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Legal costs are accrued by the Company as incurred and for the estimated amount to be incurred. On a quarterly and annual basis, the Company reviews relevant information with respect to the liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's financial statements.

(6) Fair Value Measurements

Fair Value Hierarchy
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

The Company is required to categorize its assets and liabilities that are carried at estimated fair value on the statement of financial condition into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement.

The levels of fair value hierarchy are as follows:

- **Level 1** – Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market at the measurement date. The types of assets utilizing Level 1 valuations include U.S. government securities, actively traded equity securities, investments in publicly traded mutual funds, cash and cash equivalents, and exchange traded derivatives.

- **Level 2** – Fair value is based on significant inputs, other than quoted prices included in Level 1 that are observable in active markets or that are derived principally from or corroborated by

observable market data through correlation or other means for identical or similar assets and liabilities. As of December 31, 2019, the Company had no assets measured in Level 2 of the hierarchy.

- **Level 3** – Fair value is based on unobservable inputs for the asset or liability for which there is little or no market activity at the measurement date. Unobservable inputs used in the valuation reflect management's best estimate about the assumptions market participants would use to price the asset or liability. As of December 31, 2019, the Company had no assets measured in Level 3 of the hierarchy.

The following table presents the Company's hierarchy for its assets and liabilities measured at estimated fair value on a recurring basis as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash	$ 2,803,374	—	—	2,803,374
Deposits	5,014	—	—	5,014
Total assets	$ 2,808,388	—	—	2,808,388

Determination of Fair Values
The following is a discussion of the methodologies used to determine estimated fair values for the financial instruments listed in the above table:

Cash – Cash is considered Level 1 as it is the functional currency in the U.S., the most liquid form of an asset and not subject to valuation fluctuations.

Deposits – The Company holds cash deposits with various regulatory agencies. These deposits are considered Level 1 since cash is the most liquid form of asset and not subject to valuation fluctuations. The estimated fair value of the deposit would be equal to the cash balance since there are no restrictions that would impact the amount of cash held on deposit. Deposits are classified in other assets in the statement of financial condition.

Asset Transfers between Levels
The Company reviews its fair value hierarchy classifications annually. Changes in the observability of significant valuation inputs identified during these reviews may trigger reclassification of fair value hierarchy levels of financial assets and liabilities. There were no net transfers to or from Level 1, Level 2, or Level 3 during 2019.

Fair Value Measurement on a Nonrecurring Basis
The Company did not have assets that are measured at estimated fair value on a nonrecurring basis in periods subsequent to initial recognition.

(7) Subsequent Events

The Company has evaluated subsequent events through February 25, 2020, the date at which the financial statements were issued, and determined there are no additional items to disclose.

Schedule 1

OHIO NATIONAL EQUITIES, INC.

(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Computation of Net Capital under Rule 15c3-1

As of December 31, 2019

Aggregate indebtedness:		
Total liabilities	$	1,502,675
Net capital		1,300,699
Minimum capital required to be maintained (greater of $5,000 or 1/15 of aggregate indebtedness of $1,502,675)		100,178
Net capital in excess of requirements	$	1,200,521
Ratio of aggregate indebtedness to net capital		1.16
Net worth:		
Common stock	$	33,000
Additional paid-in capital		9,397,000
Retained deficit		(8,078,881)
Total net worth		1,351,119
Deduct:		
Nonallowable assets:		
Accounts receivable from affiliates		33,715
Other assets		16,705
		50,420
Net capital before haircuts on securities positions		1,300,699
Haircuts on securities computed pursuant to Rule 15c3-1:		
Other securities		—
Net capital	$	1,300,699

Note: The above computation does not materially differ from the computation of net capital under Rule 15c3-1 at December 31, 2019 filed on unaudited Form X-17A-5, Part IIA on January 24, 2020.

See accompanying report of independent registered public accounting firm.

Schedule 2

OHIO NATIONAL EQUITIES, INC.

(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Computation for the Determination of the Reserve Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

As of December 31, 2019

The Company is exempt from Rule 15c3-3 pursuant to the provisions of the subparagraph (k)(1) of that rule.

See accompanying report of independent registered public accounting firm.

Schedule 3

OHIO NATIONAL EQUITIES, INC.

(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

As of December 31, 2019

The Company is exempt from Rule 15c3-3 pursuant to the provisions of the subparagraph (k)(1) of that rule.

See accompanying report of independent registered public accounting firm.

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

The Board of Directors
Ohio National Equities, Inc.:

We have reviewed management's statements, included in the accompanying Ohio National Equities, Inc. Exemption Report (the Exemption Report), in which (1) Ohio National Equities, Inc. (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(1) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2019 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Columbus, Ohio
February 25, 2020

One Financial Way
Cincinnati, Ohio 45242

Post Office Box 5308
Cincinnati, Ohio 45201-5308

Marketing Desk: 888.744.7355
Customer Service: 888.925.6446
Fax: 513.794.4625

Ohio National Equities, Inc.
Member FINRA

Exemption Report

Ohio National Equities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(1):

Limited business in certain redeemable securities of registered investment companies or insurance products.

The Company has met the identified exemption provisions for the fiscal year ended December 31, 2019 without exception.

Ohio National Equities, Inc.

I, Thomas J. DeGaetano, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature] ____________________

Title: Vice President
Date: February 25, 2020

KPMG

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's Claim for Exclusion from Membership in SIPC

The Board of Directors
Ohio National Equities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Form SIPC-3 Revenues of Ohio National Equities, Inc. (the Company) for the year ended December 31, 2019, which were agreed to by the Company and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended December 31, 2019 as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the Total Revenues amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2019 to the total revenues in the Company's audited financial statements included in the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, and noted no difference;

2. Compared the amount in each revenue classification reported in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2019 to supporting schedules and working papers and noted no differences; and

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2019 and in the related schedules and working papers and noted no differences.

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Columbus, Ohio
February 25, 2020